SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ____________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     For the period ended September 30, 2004

                                   ___________


                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X               Form 40-F
                  ------                     ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                        No   X
             ------                    ------

      (If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________ .)

       Registrant's telephone number, including area code: 972 3 575-2750

                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1 Press release, released publicly on October 27, 2004, including consolidated financial statements for the three months ended September 30, 2004.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   FUNDTECH LTD.


Date: October 27, 2004                             By: /s/ Yoram Bibring
                                                       -----------------
                                                       Yoram Bibring
                                                       Chief Financial Officer